Securities and Exchange Commission,
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                               (Amendment No. __)*

                         Tangible Asset Galleries, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   875494 10 6
          ------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                               Mark Y. Abdou, Esq.
                             Greenberg Traurig, LLP
                        2450 Colorado Avenue, Suite 400E
                         Santa Monica, California 90404
                                 (310) 586-7718
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 1, 2002
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

CUSIP NO. 875494106                                                       1 of 6

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

                     Stanford Venture Capital Holdings, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF                      45,000,000
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   45,000,000
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER

                            45,000,000
--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            45,000,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         45,000,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.75%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 875494106                                                       2 of 6

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1        NAME OF REPORTING PERSONS

               R. Allen Stanford

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES AND ANTIGUA
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF                      45,000,000
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   45,000,000
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER

                            45,000,000
--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            45,000,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         45,000,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.75%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NO. 875494106                                                       3 of 6


ITEM 1. SECURITY AND ISSUER.

      This Schedule 13D relates to Series B $1.00 Convertible Preferred Stock, or Preferred Stock, and warrants, or Warrants, to purchase common stock, par value $0.001 per share, or Common Stock, of Tangible Asset Galleries, Inc., a Nevada corporation, or the Issuer. The principal executive office of the Issuer is located at 3444 Via Lido, Newport Beach, CA 92663.

ITEM 2. IDENTIFY AND BACKGROUND.

      This Schedule 13D is being filed jointly by Stanford Venture Capital Holdings, Inc., a Delaware corporation, or SVC, and R. Allen Stanford a citizen of the United States and Antigua, or Stanford. SVC and Stanford are sometimes collectively referred to as Reporting Persons. The business address of Reporting Persons is 5050 Westheimer Road, Houston, Texas 77056. Stanford is a director and sole stockholder of SVC. SVC provides investment capital and other funding to companies across various industries.

      During the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Reporting Person has been a party to a civil proceeding that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to a Securities Purchase Agreement, dated as of April 3, 2002, or the Purchase Agreement, between SVC and the Issuer, SVC purchased from the Issuer (i) 3,000,000 shares of Preferred Stock, or the Shares, and (ii) Warrants to purchase 30,000,000 shares of Common Stock, or the Warrant Shares, for an aggregate purchase price of $3,000,000. Each Share is convertible into 10 shares of Common Stock. The Warrants are exercisable for a period of five (5) years at exercise prices ranging from $0.10 to $0.20 per share in the following increments; 10,000,000 warrants at $0.10; 10,000,000 warrants at $0.15;
10,000,000 warrants at $0.20. SVC assigned an aggregate of 15,000,000 Warrant Shares, divided equally, to Daniel T. Bogar, William R. Fusselmann, Osvaldo Pi, and Ronald M. Stein.

      In connection with the Purchase Agreement, the Issuer granted to SVC certain registration rights, information rights and other rights with respect to the Shares and the Warrants. Furthermore, SVC, the Issuer and Silvano DiGenova entered into a Shareholders' Agreement, dated as of April 3, 2002, to provide certain rights, obligations and restrictions with respect to the disposition of the Shares and Warrants.

      As a result of SVC's investment, SVC may be deemed the direct beneficial owner of 3,000,000 shares of Preferred Stock, and warrants to purchase 15,000,000 Warrant Shares, such securities representing approximately 37.75% of the outstanding shares of the Common Stock of

CUSIP NO. 875494106                                                       4 of 6


the Issuer. SVC used $3,000,000 of working capital to purchase the Shares and Warrants reported as being beneficially owned by it in Item 5(a) hereof.

ITEM 4. PURPOSE OF THE TRANSACTION.

      Reporting Persons' purpose in acquiring the securities of the Issuer are for investment purposes.

      Except as set forth herein, Reporting Persons do not have any plans or proposals that relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, provided, however, that the Reporting Person may, from time to time, purchase or sell the Issuer's securities, although none of such future sales or purchases are expected to be of a material nature and to the extent that such future sales or purchase are of a material nature, Reporting Person will make the appropriate disclosures;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

      (e) Any material changes in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or

      (j) Any action similar to any of those enumerated above.

CUSIP NO. 875494106                                                       5 of 6


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate number and percentage of shares of Commons Stock to which this Schedule 13D relates is 45,000,000 shares, consisting of 30,000,000 shares of Common Stock issuable upon conversion of the Preferred Stock and 15,000,000 Warrant Shares, representing approximately 37.75% of the shares of Common Stock outstanding. SVC directly beneficially owns all of such 45,000,000 shares to which this Schedule 13D relates. Stanford, as the sole shareholder of SVC, may be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by SVC. Stanford disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Stanford is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

      (b) SVC, together with Stanford, has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by it in Item 5(a) hereof.

      (c) The Reporting Persons' only transaction in shares of Preferred Stock and Common Stock, respectively, during the past 60 days was the consummation of the Purchase Agreement identified in Item 3 hereof.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The information set forth, or incorporated by reference, in Items 3 through 5 hereof is hereby incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      The following documents are being filed as exhibits to this Schedule 13D and are each incorporated herein by reference:

Exhibit 10.1 Securities Purchase Agreement, dated as of April 3, 2002, by and between Stanford Venture Capital Holdings, Inc. and the Issuer including Exhibits thereto.

Exhibit 99.1 joint Filing Agreement, dated as of May 1, 2002 by and between Stanford Venture Capital Holdings, Inc., and R. Allen Stanford.


CUSIP NO. 875494106                                                       6 of 6


                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Date:  May 16, 2002                  /s/ R. Allen Stanford
                                           -----------------------------------
                                           R. Allen Stanford


     Date:  May 16, 2002                 Stanford Venture Capital Holdings, Inc.
                                         By:  /s/ Yolanda M. Suarez
                                         ---------------------------------------
                                          Name:  Yolanda M. Suarez
                                          Title: Secretary

                                  EXHIBIT INDEX



Exhibit 10.1 Securities Purchase Agreement, dated as of April 3, 2002, by and between Stanford Venture Capital Holdings, Inc. and the Issuer including Exhibits thereto.

Exhibit 99.1 Joint Filing Agreement, dated as of May 16, 2002 by and between Stanford Venture Capital Holdings, Inc., and R. Allen Stanford.